Capitalisation and Indebtedness	Exhibit 99.1

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2017. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2017
(000)

Share Capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	17,060,398

£ million
Group shareholders’ equity

Called up share capital	4,265

Share premium account	17,780

Other reserves	5,383

Other equity instruments	8,941

Retained earnings	27,536

Shareholders’ equity excluding non-controlling interests	63,905

Non-controlling interests	2,111

Total equity	66,016

Group indebtedness[1]

Subordinated liabilities[2]	23,826

Debt securities in issue	73,314

Total indebtedness	97,140

Total capitalisation and indebtedness	163,156

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	14,275

Performance guarantees, acceptances and endorsements	4,737

Total contingent liabilities	19,012

Documentary credits and other short-term trade related transactions	812

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	314,761

1.	“Group indebtedness” includes interest accrued as at 31st December 2017 in accordance with International Financial Reporting Standards.
2.	Between 1 January and 21 February 2018, Barclays PLC issued a total of £9.1bn of senior debt securities.
3.	Between 1 January and 21 February 2018, £2.1bn of senior debt securities issued by Barclays PLC matured and were redeemed.